

May 7, 2014

Via E-mail
Mitchell R. Butier
Senior Vice President and Chief Financial Officer
Avery Dennison Corporation
207 Goode Avenue
Glendale, California 91203

> **Re: Avery Dennison Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 28, 2013**
> **Filed February 26, 2014**
> **File No. 001-07685**

Dear Mr. Butier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 28, 2013

Notes to Consolidated Financial Statements

Note 12 – Taxes Based on Income, page 56

1.   We note that the adjustment to your income tax expense reconciliation captioned "tax contingencies and audit settlements" represented an 18.2% increase to the amount calculated based on domestic federal statutory tax rates for the fiscal year ended December 28, 2013. Please provide us with a description of the types of items typically represented by this adjustment and tell us about the amounts that make up the total for the current fiscal year. Refer to FASB ASC 740-10-50-12.

2.   It appears that the adjustment to your income tax expense reconciliation captioned "corporate owned life insurance" was described as "deferred compensation assets" in your prior year filings. Please describe the nature of this line item and tell us why a change in the caption used to describe it was deemed appropriate. Refer to FASB ASC 740-10-50-12.

3.   Please revise your disclosure of net operating losses and tax credit carryforwards on pages 57-58 of your annual report to state the amount that will expire each year if unused. Refer to FASB ASC 740-10-50-3.

Note 13 – Segment Information, page 58

4.   Disclosure in your filing states that certain operating segments are aggregated or combined based on materiality, quantitative factors, and similar qualitative economic characteristics. It appears that your pressure-sensitive materials segment includes both your label and packaging materials business and your graphics, reflective, and performance tapes business. Please provide us with an analysis supporting the aggregation of these businesses into a single operating segment pursuant to FASB ASC 280-10-50-11. With regard to the similarities in economic characteristics, please address the remarks attributed to your chief executive officer as part of the conference call to discuss your March 29, 2014 operating results indicating that your graphics, reflective, and performance tapes business has higher than average margins.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat, Staff Accountant at 202-551-3326 or me at 202-551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief